UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

China Mobile Games and Entertainment Group Limited

(Name of Issuer)

American Depositary Shares, each representing 14 Class A ordinary shares, par value $0.001 per share

(Title of Class of Securities)

16952T 100

(CUSIP Number)

Champion Plus Group Limited

Columbus Centre, Suite 210, Road Town

Tortola, British Virgin Islands

Tel: (852) 2308 4060

Attention: Shannon Cheung

With a copy to:

Joseph A. Sevack, Esq.

Troutman Sanders LLP

34th Floor Two Exchange Square

8 Connaught Place, Central

Hong Kong

Tel: (852) 2533-7843

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16952T 100

1	NAMES OF REPORTING PERSONS Champion Plus Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.52% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) 00

(1) Percentage is based on a total of 391,041,411 Class A and Class B ordinary shares issued and outstanding as of November 27, 2013. See also Item 5 below for additional details as to the outstanding shares of the Issuer.

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CUSIP No.	16952T 100

1	NAMES OF REPORTING PERSONS Zennon Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.52% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) 00

(2) Percentage is based on a total of 391,041,411 Class A and Class B ordinary shares issued and outstanding as of November 27, 2013. See also Item 5 below for additional details as to the outstanding shares of the Issuer.

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CUSIP No.	16952T 100

1	NAMES OF REPORTING PERSONS Zennon Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.52% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) 00

(3) Percentage is based on a total of 391,041,411 Class A and Class B ordinary shares issued and outstanding as of November 27, 2013. See also Item 5 below for additional details as to the outstanding shares of the Issuer.

4

CUSIP No.	16952T 100

1	NAMES OF REPORTING PERSONS Lee Pui Ah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong S.A.R.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.52% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(4) Percentage is based on a total of 391,041,411 Class A and Class B ordinary shares issued and outstanding as of November 27, 2013. See also Item 5 below for additional details as to the outstanding shares of the Issuer.

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CUSIP No.	16952T 100

1	NAMES OF REPORTING PERSONS Cheung Wing Hong Shannon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong S.A.R.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 917,000
	8	SHARED VOTING POWER 29,400,000
	9	SOLE DISPOSITIVE POWER 917,000
	10	SHARED DISPOSITIVE POWER 29,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,317,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.75% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(5) Percentage is based on a total of 391,041,411 Class A and Class B ordinary shares issued and outstanding as of November 27, 2013. See also Item 5 below for additional details as to the outstanding shares of the Issuer.

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CUSIP No.	16952T 100

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”), and American Depositary Shares (“ADSs”), of China Mobile Games and Entertainment Group Limited, a company organized under the law of the Cayman Islands (the “Issuer”).  The Issuer’s business address is Block A, 15/F Huajian Building, 233 Tianfu Road, Tianhe District, Guangzhou, People’s Republic of China.

ITEM 2. IDENTITY AND BACKGROUND

2(a) Name

(i) Champion Plus Group Limited (“Champion Plus Group”)

(ii) Zennon Capital Partners, L.P. (“Zennon Capital Partners”)

(iii) Zennon Capital Limited (“Zennon Capital Limited”)

(iv) Ms. Lee Pui Ah (“Ms. Lee”)

(v) Mr. Cheung Wing Hong Shannon (“Mr. Cheung”)

2(b) Business Address

(i) Columbus Centre, Suite 210, Road Town, Tortola, British Virgin Islands

(ii) Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands

(iii) Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands

(iv) Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands

(v) Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands

2(c) Principal Occupation or Employment

(i) Holding company

(ii) Investor in securities

(iii) Principal investment manager of Zennon Capital Partners

(iv) Director of Zennon Capital Limited

(v) Director of Zennon Capital Limited

2(d)-(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he, she or it became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2(e) Citizenship

(i) British Virgin Islands

(ii) Cayman Islands

(iii) Cayman Islands

(iv) Hong Kong S.A.R.

(v) Hong Kong S.A.R.

This Schedule 13D is being filed jointly by each of the Reporting Persons.  A copy of the Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit A.

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CUSIP No.	16952T 100

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 26, 2013, Champion Plus Group and the Issuer entered into a Purchase Agreement (the “Purchase Agreement”) pursuant to which Champion Plus Group purchased, on August 5, 2013, from the Issuer 2,000,000 newly issued ADS’s, representing a total of 28,000,000 Class A ordinary shares of the Issuer, for a total purchase price of $20,000,000. Under the Purchase Agreement, Champion Plus Group agreed to a lock-up period of 180 days with respect to its equity securities in the Issuer. Champion Plus Group obtained the funds to purchase the 2,000,000 ADS’s pursuant to the Purchase Agreement from its funds on hand.

At the closing under the Purchase Agreement, the Issuer issued to Champion Plus Group a warrant (the “Champion Warrant”) to purchase a total of 100,000 ADS’s, representing a total of 1,400,000 Class A ordinary shares of the Issuer. The Champion Warrant is exercisable beginning on February 1, 2014 for two years at a total purchase price of $1,000,000. The number of shares issuable upon exercise of the Champion Warrant, and its exercise price, will be adjusted upon the occurrence of, among other things, subdivisions or combinations of ordinary shares, reorganizations, reclassifications, consolidations, stock dividends, stock splits, and mergers or sales of the Company.

ITEM 4. PURPOSE OF TRANSACTION

The acquisition of the 28,000,000 Class A ordinary shares, and the Champion Warrant to purchase 1,400,000 additional Class A ordinary shares, was made by the Reporting Persons for investment purposes. The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to the Class A ordinary shares directly owned by Champion Plus Group for which this Schedule 13D is filed.

The acquisition of the 65,500 ADS’s, representing 917,000 Class A ordinary shares, by Mr. Cheung was made by Mr. Cheung for investment purposes. Mr. Cheung intends to participate in and influence the affairs of the Issuer through the exercise of his voting rights with respect to the Class A ordinary shares owned by him for which this Schedule 13D is filed.

From time to time, the Reporting Persons intend to review the performance of their investments in the Issuer and consider or explore a variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. Any alternatives that the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the ADS’s and/or Class A ordinary shares; the financial condition, results of operations, and prospects of the Issuer; general economic, financial market, and industry conditions; and the investment objectives of the Reporting Persons. Except as set forth above, the Reporting Persons have no present plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The aggregate number of ADS’s owned by the Reporting Persons is 2,100,000, representing 29,400,000 Class A ordinary shares of the Issuer, plus 65,500 ADS’s owned exclusively by Mr. Cheung, representing 917,000 Class A ordinary shares. Such 29,400,000 Class A ordinary shares constitute 7.52% of the total of 391,041,411 ordinary shares of the Issuer that were issued and outstanding as of November 27, 2013. The interest of Mr. Cheung in the equity securities of the Issuer comprises 30,317,000 Class A ordinary shares (consisting of the 29,400,000 shares owned directly by Champion Plus Group and the 917,000 shares owned directly by Mr. Cheung) which constitute 7.75% of the total of 391,041,411 ordinary shares of the Issuer that were issued and outstanding as of November 27, 2013. The outstanding share amount is based on information provided by the Issuer, based on the Issuer’s share register on November 27, 2013.

Class A ordinary shares and Class B ordinary shares provide their holders with the same rights except as to voting and conversion rights. In respect of matters requiring the vote of shareholders, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to five votes. The percentages set forth in the preceding paragraph are not reduced to reflect the relatively lesser voting power of the Class A shares as to which the Reporting Persons are filing this Schedule 13D as compared with an equal number of Class B ordinary shares. The voting power of the 29,400,000 shares owned directly by Champion Plus Group as to which the Reporting Persons are filing this Schedule 13D represents 2.64% of the total outstanding voting power of all Class A and Class B ordinary shares. The voting power of the 30,317,000 shares beneficially owned by Mr. Cheung represents 2.72% of the total outstanding voting power of all Class A and Class B ordinary shares. The 29,400,000 Class A ordinary shares represented by the 2,100,000 ADS’s owned directly by Champion Plus Group as to which the Reporting Persons are filing this Schedule 13D includes the 1,400,000 Class A ordinary shares underlying the Champion Warrant which warrant is not exercisable until February 1, 2014.

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CUSIP No.	16952T 100

Zennon Capital Partners, a Cayman Islands exempted limited partnership, owns 100% of the issued and outstanding equity securities of Champion Plus Group. Zennon Capital Limited, a Cayman Islands company, is the general partner of Zennon Capital Partners. Ms. Lee and Mr. Cheung are the directors of Zennon Capital Limited with the power make all decisions on behalf of Zennon Capital Limited, including decisions as general partner of Zennon Capital Partners. Any decision with respect to acquisitions and dispositions of securities by Zennon Capital Partners (including securities held by its wholly owned investment vehicles such as Champion Plus Group) must be initiated by Zennon Capital Limited as general partner, and must be approved by the unanimous vote of an investment committee. The investment committee consists of Ms. Lee, Mr. Cheung and two other individuals. However, under the limited partnership agreement of Zennon Capital Partners, only Ms. Lee and Mr. Cheung are entitled to vote with respect to any decisions relating to the 29,400,000 Class A ordinary shares of the Issuer held by Champion Plus Group as to which this Schedule 13D is being filed.

Mr. Cheung directly owns 65,500 ADS’s, representing 917,000 Class A ordinary shares of the Issuer, constituting 0.23% of the total of 391,041,411 ordinary shares of the Issuer that were issued and outstanding as of November 27, 2013.

(c) Except as described in Item 3 above, there have been no transactions in the ordinary shares of the Issuer by any of the Reporting Persons during the 60 days preceding the filing of this Schedule 13D.

(d)  Not applicable.

(e) Not applicable.

Each of the Reporting Persons other than Champion Plus Group disclaims beneficial ownership of the shares of Common Stock owned by Champion Plus Group as reported in this Schedule 13D as well as any shares of Common Stock issuable upon exercise of the Champion Warrant, in each case except to the extent of their respective pecuniary interest therein.

Each of the Reporting Persons other than Mr. Cheung disclaims beneficial ownership of the 917,000 Class A ordinary shares owned directly by Mr. Chueng.

As to the 917,000 Class A ordinary shares owned directly by Mr. Chueng, each of the Reporting Persons other than Mr. Cheung expressly disclaims status as a “group” for purposes of this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO S SECURITIES OF THE ISSUER

The information set forth in Items 3 through 5 of this Schedule 13D is hereby incorporated herein by reference. Except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of the Issuer.

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CUSIP No.	16952T 100

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A. Joint Filing Agreement dated December 3, 2013, by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2013

CHAMPION PLUS GROUP LIMITED

By: /s/ Shannon Cheung_____________________
Name: Shannon Cheung

Title: Director

By: /s/ Lee Pui Ah__________________________
Name: Lee Pui Ah

Title: Director

ZENNON CAPITAL PARTNERS, L.P.

By: Zennon Capital Limited

It General Partner

By: /s/ Shannon Cheung______________________
Name: Shannon Cheung

Title: Director

By: /s/ Lee Pui Ah__________________________
Name: Lee Pui Ah

Title: Director

ZENNON CAPITAL LIMITED

By: /s/ Shannon Cheung______________________
Name: Shannon Cheung

Title: Director

By: /s/ Lee Pui Ah__________________________
Name: Lee Pui Ah

Title: Director

/s/ Shannon Cheung_________________________

Cheung Wing Hong Shannon

/s/ Lee Pui Ah______________________________

Lee Pui Ah

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001).

10

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the American Depositary Shares (the “American Depositary Shares”), each representing 14 Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”), of China Mobile Games and Entertainment Group Limited, an exempted limited liability company incorporated in the Cayman Islands (the “Issuer”).

Each of the persons named below further agrees that this Joint Filing Agreement shall be included as an exhibit to such filing, provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated: December 3, 2013.

CHAMPION PLUS GROUP LIMITED

By: /s/ Shannon Cheung_____________________
Name: Shannon Cheung

Title: Director

By: /s/ Lee Pui Ah__________________________
Name: Lee Pui Ah

Title: Director

ZENNON CAPITAL PARTNERS, L.P.

By: Zennon Capital Limited

It General Partner

By: /s/ Shannon Cheung______________________
Name: Shannon Cheung

Title: Director

By: /s/ Lee Pui Ah__________________________
Name: Lee Pui Ah

Title: Director

ZENNON CAPITAL LIMITED

By: /s/ Shannon Cheung______________________
Name: Shannon Cheung

Title: Director

By: /s/ Lee Pui Ah__________________________
Name: Lee Pui Ah

Title: Director

/s/ Shannon Cheung_________________________

Cheung Wing Hong Shannon

/s/ Lee Pui Ah______________________________

Lee Pui Ah